EXHIBIT 99.5 Opinion Letter of Steve Winters in Reference to Dissenters'
Rights.

              [LETTERHEAD OF STEPHEN K WINTERS LAW CORPORATION]

August 5, 1998

Board of Directors
Aztek Technologies Inc.
#5 - 246 Lawrence Ave.
Kelowna, B.C. V1Y 6L3


Re:     Joint Policy Statement - Prospectus on Form S-4 and Dissenters' Rights

We are rendering this opinion to you at your request and in our capacity as Canadian Counsel to Aztek Technologies Inc. ("ATI") in connection with the Joint Proxy Statement - Prospectus pursuant to which ATI is issuing the proxy statement to its shareholders for approval of the proposed merger between ATI and Aztek, Inc. wherein ATI will cease to exist and Aztek, Inc. will be the surviving corporation. If the merger is approved, Aztek, Inc. will issue one share of its common stock in exchange for each share of ATI common stock (the "Merger"). We are rendering this opinion to provide you with a description of the dissent provisions of the British Columbia Company Act (the "Act") which apply to the Merger.

Any holder of common shares of Aztek ("Aztek Shares") is entitled to be paid the faIr market value of such shares in accordance with the section 207 of the
British Columbia Company Act (the "Act") if the shareholder dissents to the special resolution authorizing the Amalgamation, and if the Amalgamation becomes effective. A holder of Aztek Shares is not entitled to object with respect to his shares if he votes any of such shares in favour of the special resolution authorizing the Merger.

The dissenting shareholder is required to send a written objection to the special resolution to be received within two days prior to the meeting. A vote against a special resolution or an abstention does not constitute a written objection. Within fourteen days after the special resolution is adopted by the shareholders, the dissenting shareholder is required to send to the corporation a written notice containing his name and address, the number of shares in respect of which he dissents and demand payment of the fair value of such shares, and the appropriate share certificate or certificates. The dissenting shareholder is bound to sell these shares to the corporation and the corporation is bound to purchase them. The price to be paid is the fair value as of the day before the resolution was passed including any appreciation or depreciation in anticipation of the vote, and all dissenting shareholders shall be paid the same price. Either party may apply to the court to fix the fair value of the shares. There is no obligation on the corporation to apply to the court. If the application is made by either party, the dissenting shareholder will be entitled to be paid the amount fixed by the court which may be greater or less than the value of the shares which the shareholder would otherwise consent to by the corporation. A dissenting shareholder loses his rights of dissent if he votes in favour of the resolution (unless he is doing so as a proxyholder) or otherwise acts inconsistent with his dissent (a request to withdraw a notice of dissent is not acting inconsistent with a dissent).

Yours truly,

STEPHEN K WINTERS
LAW CORPORATION

/s/ Stephen K. Winters
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Per: Stephen K. Winters